UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 14, 2022

(Date of Report (Date of earliest event reported))

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes.

Incurrence of Debt

On September 9, 2022, Roots Real Estate Investment Community I, LLC (the “Company”, “we”, “our”, “us”, or “Roots”) incurred $912,000 of debt secured by the following properties:

Property Address:	645 Britt Road, Mableton, GA 30126
Description:	This 1,700 square foot home was built in 1979 and has 4 bedrooms & 3 bathrooms.
Purchase Price by Roots:	$255,000
Current Market Value:	$270,000
Financed:	$162,000
Loan to Value:	60%
Interest Rate:	8%

Property Address:	2545 Walton Way, Marietta, GA 30060
Description:	This 1250 square ft home was built in 1957 and has 4 bedrooms & 2 bathrooms.
Purchase Price by Roots:	$205,000
Current Market Value:	$235,000
Financed:	$132,000
Loan to Value:	60%
Interest Rate:	8%

Property Address:	2911 Mountain Breeze Road, Marietta, GA 30064
Description:	This 1648 square ft home was built in 1972 and has 3bedroooms & 2 bathrooms.
Purchase Price by Roots:	$210,000
Current Market Value:	$300,000
Financed:	$174,000
Loan to Value:	60%
Interest Rate:	8%

Property Address:	596 Birchwood Road SW, Marietta, GA 30060
Description:	This 9,060 square foot home was built in 1963 and has 8 bedrooms and 4 bathrooms.
Purchase Price by Roots:	$330,000
Current Market Value:	$390,000
Financed:	$234,000
Loan to Value:	60%
Interest Rate:	8%

Property Address:	3992 Egypt Road, Snellville, GA 30039
Description:	This 2,111 square foot home was built in 1981 and has 4 bedrooms & 3 bathrooms. It currently sits on 1.17 acres
Purchase Price by Roots:	$350,000
Current Market Value:	$360,000
Financed:	$210,000
Loan to Value:	60%
Interest Rate:	8%

It is intended that the debt proceeds will be used for future acquisitions of additional real property.

2

Item 1. Fundamental Changes.

Property Acquisitions

On September 9, 2022, Roots acquired the following five (5) curated properties from our sponsor, Seed InvestCo, LLC, through the purchase of five (5) single asset limited liability companies wholly-owned by our sponsor:

Property Address:	4279 Rue Saint Michel, Stone Mountain, GA 30083
Description:	This 2,436 square foot split level home was built in 1971 and has 5 bedrooms & 4.5 bathrooms and sits on approximately 0.3 acres.
Purchase Price by Roots:	$355,000 cash purchase
Current Market Value:	$357,000

Property Address:	1701 Atherton Circle, Decatur GA 30035
Description:	This 2,587 square foot ranch-style brick home was built in 1965 and has 6 bedrooms and 3 bathrooms. The lot is approximately .3 acres.
Purchase Price by Roots:	$370,000 cash purchase
Current Market Value:	$393,000

Property Address:	895 Scott Lane SW, Marietta, GA 30008
Description:	This 2500 square foot split level home, built in 1960, and consists of 4 bedrooms and 3 bathrooms.
Purchase Price by Roots:	$367,000 cash purchase
Current Market Value:	$378,000

Property Address:	2542 Melinda Drive NE, Atlanta, GA 30345
Description:	This 2,014 square foot split level home was built in 1961. It contains 4 bedrooms and 2 bathrooms and sits on 0.6 acres.
Purchase Price by Roots:	$480,000 cash purchase
Current Market Value:	$550,000

Property Address:	3675 Charles Drive, East Point GA 30344
Description:	This 2,403 square foot home was built in 1965 and is located in the Carriage Colony subdivision of East Point, GA. It consists of 4 bedrooms and 3 bathrooms and sits on a 0.402 acre lot.
Purchase Price by Roots:	$335,000 cash purchase
Current Market Value:	$359,000

3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 09/14/2022

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 12, 2022, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

4